Exhibit 4.10

30.3.11

Subject: Agreement to Defer Bond Repayments

1.
Sigma Wave Company, Ltd. ("Sigma") is a party to the Issuance and Note Agreement with Vuance Ltd. (the "Company"), dated November 16th, 2006, including those amendments dated November 28th, 2007, June 30th, 2008, August 12th, 2009, and January 19, 2010 (the "Agreement").

2.	As of December 31st, 2010, the Company was in violation of the terms of the Agreement including, inter alia, due to non-timely payment of all repayments that were scheduled for 2010.

3.
Pursuant to the terms of the Agreement, following breach of the terms of the Agreement by the Company, Sigma has the right to accelerate the obligation and demand immediate and full payment of the entire debt balance due under the Agreement.

4.
Sigma, out of responsibility and consideration for the Company's employees, shareholders, creditors, and for the sake of allowing the Company to complete its rehabilitation process, has agreed to implement the following changes to the terms of the Agreement:

•	Postponement of all mature debt amounts (due December 31st, 2010) in the amount of $4,265,300 until January 1st, 2012.
•	The 2011 accrued interest, pursuant to the terms of the Agreement, to be paid to Sigma, as follows:
1.	The amount of accrued interest from January 1st, 2011 until June 30th, 2011, to be paid on July 1st, 2011.
2.	Beginning August 1st, 2011 and every month thereafter, the Company will pay for the accrued interest of the preceding month.
•
Non-timely payment of any of these interest payments will constitute immediate breach of the terms of the Agreement and will result in acceleration of the remaining balance of the Loan, as detailed in the Agreement.

5.
In addition to the terms relating to breach of the Agreement and acceleration of payments, as detailed in the Agreement, any claim by another creditor against the Company, and/or demand for the realization of the Company's property and/or attachment and/or seizure of the Company's property and/or liquidation of the Company and/or request for a creditors arrangement by the Company or any its creditors, will constitute a breach of the terms of this document and the terms of the Agreement, and will give Sigma the immediate right  to demand immediate repayment of the remaining balance of the debt including realization of the assets pledged to Sigma, as detailed in the Agreement.

6.
The Company will not undertake any new pledges on its  property, including any intangible property, and/or will not sell assets and/or will not issue new equity to a third party and/or will not implement changes in the Company's structure, without the prior written consent of Sigma.

7.
No part of this understanding shall constitute a waiver of any of Sigma's rights under the terms of the Agreement. All of the remaining terms of the Agreement shall remain in fully and completely in force.

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Sigma Wave Ltd.

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Vuance Ltd.